# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Harmony Biosciences Holdings, Inc., CIK 0001802665
CUSIP: 413197104
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 630 W Germantown Pike, Plymouth Meeting, Pennsylvania (PA), 19462
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-21-022692
Filed by CIK 0001821461

## Reporting persons
- Marshman Fund Trust II: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); sole voting power 6,051,120; shared voting power 0; sole dispositive power 6,051,120; shared dispositive power 0; aggregate amount beneficially owned 6,051,120 (10.6% of the class)

## Item 1. Issuer
Name of issuer: Harmony Biosciences Holdings, Inc.
Address of issuer's principal executive offices: 630 W. Germantown Pike, Plymouth Meeting, PA, 19462

## Item 2. Person Filing
Name of person filing: Marshman Fund Trust II
Address of principal business office or, if none, residence: 2340 Collins Avenue, Suite 403, Miami Beach, FL 33139
Citizenship: Florida

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information contained on the cover page to this Schedule 13G is incorporated by reference into this Item 4.

The ownership information presented herein represents beneficial ownership of common stock (the "Common Stock") as of December 31, 2024, based upon 57,030,897 shares of Common Stock outstanding as of October 31, 2024, as disclosed in the Issuer's Prospectus Supplement on Form 424B7 filed with the Securities and Exchange Commission on October 31, 2024.

The reporting person is the record holder of 6,051,120 shares of Common Stock.
Percent of class: 10.6
Sole power to vote or to direct the vote: 6,051,120
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 6,051,120
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Marshman Fund Trust II: /s/ Charles Harris, Charles Harris, Co-Trustee (02/10/2025)